Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three and Nine Months ended September 30, 2013 and 2012

November 5, 2013

MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated November 5, 2013. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three and nine months ended September 30, 2013 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2012 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2012 dated March 7, 2013 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and as furnished with the Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three and nine months ended September 30, 2013 and up to and including November 5, 2013. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form (“AIF”) for the year ended December 31, 2012, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

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•	our expectations with respect to the sufficiency of our financial resources; and

•	our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information which are discussed in greater detail under the heading “Risk Factors” in our AIF for the year ended December 31, 2012. Readers are urged to review these risk factors in detail.

EXPLORATION OF POTENTIAL STRATEGIC ALTERNATIVES

On October 30, 2013, we announced that our Board has initiated a process to explore and evaluate a broad range of strategic alternatives for the Company to enhance shareholder value.

Strategic alternatives to be considered may include changes to the Company’s dividend policy or other forms of return of capital to shareholders, the acquisition or disposition of assets, joint ventures, the sale of the Company, alternative operating models or continuing with the current business plan, among other potential alternatives.

There can be no assurance that this strategic review process will result in the completion of any transaction or other alternative. We have not set a timetable for completion of the review process, and we do not intend to comment further regarding the review process unless a specific transaction or other alternative is approved by the Board, the review process is concluded or it is otherwise determined that further disclosure is appropriate or required by law.

Non-GAAP Disclosure

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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selected financial information

Tables are expressed in thousands of U.S. dollars, except share and per share amounts

	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012

Revenue
Royalties	$20,724	100%	$21,293	100%	$59,034	100%	$66,777	100%

Operating expenses
Cost of revenue	23,913	115%	14,751	69%	66,153	112%	38,915	58%
Research and development	2,185	11%	1,873	9%	6,466	11%	6,624	10%
Marketing, general and administrative	3,416	16%	3,287	15%	10,212	17%	9,792	15%
Realized foreign exchange loss	362	2%	(72)	(0%)	550	1%	(92)	(0%)
Unrealized foreign exchange loss (gain)	(1,187)	(6%)	(1,189)	(6%)	924	2%	(5,460)	(8%)
Restructuring charges	-	0%	-	0%	-	0%	418	1%
Total operating expenses	28,689	138%	18,650	88%	84,305	143%	50,197	75%
Earnings (loss) from operations	(7,965)	(38%)	2,643	12%	(25,271)	(43%)	16,580	25%

Investment income	170	1%	161	1%	553	1%	1,065	2%
Interest expense	-	0%	-	0%	-	0%	(1,126)	(2%)
Debenture financing, net	-	0%	-	0%	-	0%	(31,138)	(47%)
Earnings (loss) before income taxes	(7,795)	(38%)	2,804	13%	(24,718)	(42%)	(14,619)	(22%)

Provision for (recovery of) income tax expense
Current	1,293	6%	1,138	5%	3,887	7%	3,060	5%
Deferred	(2,629)	(13%)	(493)	(2%)	(8,080)	(14%)	(5,278)	(8%)
	(1,336)	(6%)	645	3%	(4,193)	(7%)	(2,218)	(3%)
Net earnings (loss)	$(6,459)	(31%)	$2,159	10%	$(20,525)	(35%)	$(12,401)	(19%)

Loss per share
Basic	$(0.05)		$0.02		$(0.17)		$(0.10)
Diluted	(0.05)		0.02		(0.17)		(0.10)

Weighted average number of common shares
Basic	120,701,944		121,225,793		121,154,330		121,459,574
Diluted	120,701,944		122,086,343		121,154,330		121,459,574

Consolidated Balance Sheet Information

As at	September 30, 2013	December 31, 2012

Cash and cash equivalents	$140,763	$175,246
Short-term investments	1,504	1,617
Total assets	347,674	330,785

Long-term debt	-	-

Dividends declared per common share	$0.12	$0.13

Results of operations overview

Revenues for the three and nine months ended September 30, 2013 were $20,724 and $59,034, respectively representing a decrease of $569 or 3% and $7,743 or 12% , respectively over the three and nine months ended September 30, 2012. The decrease in revenues is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2011 and 2012 for which certain agreements contained higher fixed payments at the beginning of the license agreement. The decreases in revenues were partially offset by the addition of fixed payment royalty agreements signed during the three and nine months ended September 30, 2013.

Operating expenses for the three and nine months ended September 30, 2013 were $28,689 or 138% and $84,305 or 143% of revenues, respectively representing an increase of $10,039 or 54% and $34,108 or 68%, respectively as compared to the three and nine months ended September 30, 2012. The increase in operating expenses is primarily attributable to higher litigation expenses.

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Our largest operating expense in each of the presented periods is litigation expense, which is included in cost of revenue. Litigation expense accounted for approximately $14,382 and $7,096 or 50% and 38% of total operating expenses for the three months ended September 30, 2013 and 2012, respectively and $41,164 and $16,793 or 49% and 33% for the nine months ended September 30, 2013 and 2012, respectively. Our preference is to negotiate licenses without the use of litigation, that is not, however, always possible. Given the number of litigations we are currently involved in; of which two proceeded to trial; litigation expenses for fiscal 2013 will increase materially over fiscal 2012 levels. Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded a net loss for the three and nine months ended September 30, 2013 of $6,459 or $0.05 per basic and diluted share and $20,525 or $0.17 per basic and diluted share, respectively as compared to net earnings for the three months ended September 30, 2012 of $2,159 or $0.02 per basic and diluted share and a net loss for the nine months ended September 30, 2012 of $12,401 or $0.10 per basic and diluted share. During the nine months ended September 30, 2012, we recorded $31,138 of debenture financing costs related to the financing we put in place late in 2011 to support our bid to acquire MOSAID Technologies Incorporated. These costs are non-recurring in nature.

We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net loss to the adjusted earnings.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Net earnings (loss) under GAAP	$(6,459)	$2,159	$(20,525)	$(12,401)

Adjusted for:
Unrealized foreign exchange (gain) loss	(1,187)	(1,189)	924	(5,460)
Depreciation and amortization	7,662	6,621	20,881	18,959
Stock based compensation	979	1,024	3,118	2,955
Restructuring and other one time charges	-	-	-	418
Loss of disposal of assets	78	-	71	-
Asset write-off related to restructuring	-	-	-	209
Interest expense	-	-	-	1,126
Debenture financing, net	-	-	-	31,138
Income tax expense (recovery)	(1,336)	645	(4,193)	(2,218)
Adjusted earnings (loss)	$(263)	$9,260	$276	$34,726

Adjusted earnings (loss) per basic share	$(0.00)	$0.08	$0.00	$0.29

Weighted average number of common shares
Basic	120,701,944	121,225,793	121,154,330	121,459,574
Diluted	120,701,944	122,086,343	121,154,330	121,459,574

The adjusted loss for the three months ended September 30, 2013 was $263 as compared to adjusted earnings of $9,260 for the three months ended September 30, 2012. The adjusted earnings for the nine months ended September 30, 2013 was $276 as compared to $34,726 for the same period last year. The decrease in adjusted earnings for the three and nine months ended September 30, 2013 as compared to the same periods last year is primarily attributable to the decrease in revenue and an increase in litigation expenses.

Results of Operations for the three and nine months ended September 30, 2013 as compared to the three and nine months ended September 30, 2012

Revenues

Revenues for the three and nine months ended September 30, 2013 were $20,724 and $59,034, respectively representing a decrease of $569 or 3% and $7,743 or 12%.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Revenues	$20,724	$21,293	$59,034	$66,777
Decrease from comparative period	(3%)		(12%)

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Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. Please review the section headed “Risk Factors” in our AIF for more detailed information.

Revenue is comprised as follows:

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Royalties	100%	100%	100%	100%
Brokerage	0%	0%	0%	0%
	100%	100%	100%	100%

For the three and nine months ended September 30, 2013, three licensees accounted for more than 10% of revenues from royalties as compared to two licensees for the three and nine months ended September 30, 2012. For the three and nine months ended September 30, 2013 the top ten licensees accounted for 86% and 80% of revenues from royalties, respectively as compared to 86% and 82% for the three and nine months ended September 30, 2012, respectively.

Our estimated backlog position, which consists of the value of signed license agreements characterized as having fixed periodic payments plus management’s estimate of revenues to be reported and collected upon under signed running royalty license agreements, is now between $325 million and $350 million. We expect the majority of these revenues to be collected over the next four fiscal years with some license agreements extending for more than seven years.

Our estimated revenue backlog represents our estimates of revenues yet to be recorded from signed license agreements. These estimates consider the market forecasts for the technologies covered within our patent portfolio, publicly available and, in certain cases, privately provided forecasts for existing licensees’ product sales, and the relevant license rates in effect in these signed agreements. The timing of license agreement closings, breadth and depth of product portfolios licensed and other external market forces may cause our estimated revenue backlog to vary from one reporting period to the next.

Cost of Revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities, employee related costs and other costs incurred in conducting license negotiations as well as litigation expense and amortization related to acquired patents. We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Patent licensing	$1,726	$1,018	$3,935	$3,174
Litigation	14,382	7,096	41,164	16,793
Amortization of patents	7,464	6,413	20,292	18,264
Stock-based compensation	341	224	762	684
	$23,913	$14,751	$66,153	$38,915
Percent of revenue	115%	69%	112%	58%
Increase from comparative period	62%		70%

Cost of revenue for the three and nine months ended September 30, 2013 was $23,913 or 115% of revenues and $66,153 or 112% of revenue, respectively as compared to $14,751 or 69% of revenues and $38,915 or 58% for the three and nine months ended September 30, 2012, respectively. The increase in expenses for the three and nine months ended September 30, 2013 is primarily attributable to an increase in litigation expense, patent licensing expenses as a result of an increase in staffing levels, an increased level of technical consulting services costs in support of litigation and patent acquisition evaluation. The increase in amortization expenses is as a result of patent acquisitions completed during fiscal 2012 and the nine months ended September 30, 2013. Litigation and amortization expenses are not necessarily variable with revenues. Patent licensing expense predominately represents employee related costs and, therefore, is not directly variable with revenues. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. During the three and nine months ended September 30, 2013, our core programs have remained consistent with previous years. We recently hired many new resources to expand our core programs and therefore licensing expenses would be expected to increase in the fourth quarter of fiscal 2013 and beyond.

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For the three and nine months ended September 30, 2013, litigation expenses amounted to $14,382 and $41,164, respectively as compared to $7,096 and $16,793 for the same periods last year. The increase in litigation for the three and nine months ended September 30, 2013 is attributable to an increase in the level of litigation activities in comparison to the same periods last year, including preparation for three claims construction hearings, and preparation for two trials which took place in July 2013 and October 2013. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2013 given the level of litigation matters that are currently active. We expect a reduction in litigation expenses starting in the fourth quarter of fiscal 2013 as a result of the licensing agreements signed during the third and fourth quarter and the completion of the related trials.

During the three and nine months ended September 30, 2013, we continued to realize an increased level of litigation activities primarily as a result of actions before the U.S. District Court for the Southern District of New York (the “SDNY Court”), the U.S. District Court for the Southern District of Florida (the “SDFL Court”), the U.S. District Court for the Northern District of Texas (the “NDTX Court”), the U.S. District Court for the Eastern District of Texas (the “EDTX Court”) and the U.S. District Court for the Southern District of California (the “SDCAL Court”). The following discloses our principal litigation activities:

On October 5, 2010, WiLAN filed claims against a number of major companies including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe our U.S. patent numbers 6,088,326 (the “326 patent”), 6,195,327, 6,222,819 and 6,381,211 (the “211 patent”) by making and/or selling various products relating to the 3G HSPA standard. This action was settled as against LGE in December 2010. On July 15, 2013, we announced that a trial jury in this matter had determined that the four patents in suit were not infringed and that certain claims in three of the four patents were invalid. On November 21, 2013, the EDTX Court will hear WiLAN’s motion requesting that the jury’s findings of non-infringement and invalidity be set aside and a new trial be ordered.

On February 2, 2011, the Company filed claims against HTC in the EDTX Court (the “HTC Matter”). WiLAN claimed that HTC has infringed and continues to infringe our U.S. patent numbers 5,282,222 (the “222 patent”) and RE37,802 (the “802 patent”) by making and/or selling various products that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the action we originally filed with the EDTX Court on September 1, 2011 against Apple Inc. (“Apple”) and other parties which is discussed below. On September 18, 2013, WiLAN announced that HTC and WiLAN had signed a binding memorandum of understanding agreeing to end all pending litigations between the companies and to conclude a definitive license agreement to certain WiLAN patents.

On September 1, 2011, WiLAN filed claims against Apple, Alcatel-Lucent, Dell Inc. (“Dell”), Hewlett-Packard Company (“HP”), HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. (“Novatel”) and Sierra Wireless America, Inc. (“Sierra Wireless”). The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various products that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the HTC Matter which is discussed above. The EDTX Court issued an administrative stay until December 8, 2013 with respect to Kyocera International, Inc. and Kyocera Communications, Inc. in this matter. Between May 27, 2013 and October 15, 2013, this action was settled as against each of Dell, Alcatel-Lucent, HTC America, Inc., Sierra Wireless, HP and Novatel. On October 23, 2013, WiLAN announced that at the trial involving the remaining defendant, Apple, which began on October 15, 2013, the jury determined that the 802 patent was not infringed and claims 1 and 10 were found invalid. WiLAN is currently reviewing its options in this matter with trial counsel.

On January 23, 2012, the Company filed claims against Research In Motion Limited (now BlackBerry Limited) and Research In Motion Corporation (now Blackberry Corporation and together with BlackBerry Limited collectively, “BlackBerry”) before the SDFL Court. WiLAN claimed that BlackBerry has infringed and continues to infringe our U.S. patent numbers 5,515,369 (the “369 patent”) and 6,240,088 (the “088 patent”) by making and/or selling various products that use technology derived from these patents. This action has been consolidated with our action filed against BlackBerry on December 12, 2012 that is discussed below. On October 9, 2013, WiLAN announced that BlackBerry had entered into a license agreement with WiLAN and had settled all pending litigation between the companies.

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On October 1, 2012, WiLAN filed claims in the SDFL Court in separate actions against Alcatel-Lucent and against Ericsson and Telefonaktiebolaget LM Ericsson (“LME”), claiming infringement of our U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies. The SDFL Court granted Ericsson and LME summary judgment in this matter on June 20, 2013; the Company has appealed the grant of summary judgement to the U.S. Court of Appeals for the Federal Circuit. On September 16, 2013, WiLAN announced that it had entered into a patent license agreement and settled all pending patent litigations with Alcatel-Lucent.

On October 1, 2012, the Company filed an action against Hon Hai Precision Industry Co. Ltd (“Hon Hai”) in the State Court of Florida concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed in January 2008. Although Hon Hai moved to transfer this action to the SDFL Court, upon a motion by WiLAN, the case was remanded to the State Court of Florida and currently continues through the discovery phase. On October 23, 2012, Hon Hai filed an action in the SDNY Court requesting a declaration that Hon Hai does not infringe the 402 patent and that the 402 patent is invalid. WiLAN and Hon Hai have agreed to file a joint motion in the SDNY Court to have the SDNY Court hear and determine the breach of contract issue currently before the State Court of Florida and to dismiss the proceeding before the State Court of Florida.

On October 3, 2012 and October 15, 2012, WiLAN filed separate actions in the SDFL Court against each of LGE and Toshiba Corporation, respectively, claiming infringement of our U.S. patent numbers 6,359,654 and 7,034,889 related to digital television and display technology. A trial against Toshiba Corporation is currently scheduled for January 13, 2014 and a trial against LGE is currently scheduled for May 5, 2014.

On December 6, 2012, the Company filed separate claims in the SDFL Court against each of Apple, HTC and Sierra Wireless, claiming infringement of our U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies, which actions have since been transferred to the SDCAL Court. As noted above, the settlement of all pending litigations with each of HTC and Sierra Wireless was announced by WiLAN on September 18, 2013 and October 10, 2013 respectively. A claims construction hearing is currently scheduled for December 9, 2013 in the action against Apple. A trial against Apple is currently scheduled for November 17, 2014.

On December 6, 2012, WiLAN filed separate claims in the EDTX Court against each of Apple and Sierra Wireless, claiming infringement of our 211 patent related to 3G HSPA handset products. As noted above, the settlement of all pending litigations with Sierra Wireless was announced by WiLAN on October 10, 2013. A trial against Apple is currently scheduled for November 9, 2015.

On December 12, 2012, the Company filed claims in the SDFL Court against BlackBerry, claiming infringement of our U.S. patent number 6,260,168 (the “168 patent”) related to Bluetooth technologies. This action was consolidated with our action filed against BlackBerry on January 23, 2012 that is discussed above. On October 9, 2013, WiLAN announced that BlackBerry had entered into a license agreement with WiLAN and had settled all pending litigation between the companies.

On June 25, 2013, WiLAN filed a claim in the NDTX Court against BlackBerry, claiming infringement of our U.S. patent numbers 8,184,661 and 8,274,991 related to LTE technologies. On October 9, 2013, WiLAN announced that BlackBerry had entered into a license agreement with WiLAN and had settled all pending litigation between the companies.

On June 28, 2013, the Company filed claims in the EDTX Court against each of HTC, HTC America, Inc. and Cellco Partnership doing business as Verizon Wireless, claiming infringement of our U.S. patent number 8,259,688 related to LTE handset products. This matter was dismissed against all parties on September 20, 2013.

On November 14, 2012, Ericsson filed a request for ex parte re-examination at the USPTO with respect to the 326 patent. On February 7, 2013, the USPTO granted this re-examination request. On April 30, 2013, the USPTO issued an initial office action in which it found claims 1-10 subject to re-examination, claims 11-15 not subject to re-examination and rejected claims 1-10 in view of various prior art allegations. WiLAN filed a response to this re-examination on July 30, 2013 and added additional claims to the 326 patent. On September 25, 2013, the USPTO issued a final office action rejecting claims 1 through 10 but adding 4 new claims. WiLAN is currently reviewing its options with respect to the rejected claims but, under US patent laws, the 326 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

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On January 25, 2013, BlackBerry Corporation filed petitions for inter partes review at the USPTO with respect to each of our 369 patent and 088 patent and on July 19, 2013 with respect to the 168 patent. On July 29, 2013, the USPTO’s Patent Trial and Appeal Board (the “PTAB”) denied the petition for inter parties review of the 369 patent. As a result of the settlement of all pending litigation between BlackBerry and WiLAN as discussed above, on or about September 23, 2013, the parties submitted joint motions to the USPTO requesting termination of these inter partes reviews. WiLAN expects the PTAB to issue its ruling on these joint motions in late 2013. Under US patent laws, the 088 patent and the 168 patent remain valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On June 22, 2013, HTC filed a request for ex parte re-examination of claims 1, 10, 12-15, 23, 25, 29, 31 and 32 of the 802 patent at the USPTO. On August 9, 2013 the USPTO granted this re-examination request. On October 29, 2013, the USPTO issued an initial office action in which it rejected the above claims. WiLAN is currently preparing a response to the initial office action which is due by December 30, 2013. Under US patent laws, the 802 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

Research and development expense (“R&D”)

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Research	$397	$425	$1,365	$2,585
Patent management	1,544	1,181	4,405	3,298
Depreciation	75	104	224	320
Stock-based compensation	169	163	472	421
	$2,185	$1,873	$6,466	$6,624
Percent of revenue	11%	9%	11%	10%
Increase (decrease) from comparative period	17%		(2%)

For the three and nine months ended September 30, 2013, R&D expenses were $2,185 or 11% of revenue and $6,466 or 11% of revenue, respectively as compared to $1,873 or 9% of revenue and $6,624 or 10% of revenue for the three and nine months ended September 30, 2012, respectively. The increase in spending for the three months ended September 30, 2013 is primarily attributable to an increase in patent management costs, principally patent prosecution and maintenance costs, as a result of the increased size and breadth of our patent portfolio, partially offset by a decrease in salary costs related to the research function resulting from the restructuring completed during the three months ended June 30, 2012. The decrease in spending for the nine months ended September 30, 2013 is primarily attributable to a decrease in salary costs related to the research function resulting from the restructuring completed during the three months ended June 30, 2012, partially offset by an increase in patent management costs, principally patent prosecution and maintenance costs, as a result of the increased size and breadth of our patent portfolio.

Research expense is predominately employee related costs and therefore any changes in spending will be a result of changes to future staffing levels. Many of the patent management costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add patents, these costs would be expected to increase.

Marketing, general and administration expense

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Marketing, general and administration costs	$2,824	$2,546	$7,968	$7,357
Asset write-off related to restructuring	-	-	-	209
Depreciation	123	104	365	376
Stock-based compensation	469	637	1,879	1,850
	$3,416	$3,287	$10,212	$9,792
Percent of revenue	16%	15%	17%	15%
Increase from comparative period	4%		4%

2013 Third Quarter Financial Results	8

MD&A

Marketing, general and administration (“MG&A”) expenses for the three and nine months ended September 30, 2013, amounted to $3,416 or 16% of revenues and $10,212 or 17% of revenues, respectively, as compared to $3,287 or 15% of revenue and $9,792 or 15% of revenue for the three and nine months ended September 30, 2012, respectively. The increase in spending for the three months ended September 30, 2013 is primarily attributable to an increase in salaries and third party costs related to increased staffing levels. The increase in spending for the nine months ended September 30, 2013 is primarily attributable to an increase in salaries and third party costs related to increased staffing levels and an increase in travel costs.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period.

Realized foreign exchange gain/loss

	Three months ended			Nine months ended
	September 30, 2013		September 30, 2012	September 30, 2013		September 30, 2012

Realized foreign exchange loss (gain)	$362		$(72)	$550		$(92)
Percent of revenue	2%		(0%)	1%		(0%)
Decrease from comparative period	NM	*		NM	*

* NM - percentage is not meaningful as the change is too large

Our realized foreign exchange loss is attributable to un-hedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

We cannot accurately predict foreign exchange movements and, as such, cannot accurately predict future gains and losses related to un-hedged transactions denominated in currencies other than U.S. dollars.

Unrealized foreign exchange gain/loss

	Three months ended		Three months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Unrealized foreign exchange loss (gain)	$(1,187)	$(1,189)	$924	$(5,460)
Percent of revenue	(6%)	(6%)	2%	(8%)
Increase from comparative period	0%		117%

The unrealized foreign exchange gain recognized in the three months ended September 30, 2013 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at September 30, 2013. The change from the same period last year is attributable to the increase in the value of the Canadian dollar relative to the U.S. dollar and the level of monetary accounts denominated in Canadian dollars.

The unrealized foreign exchange loss recognized in the nine months ended September 30, 2013 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at September 30, 2013. The change from the same period last year is attributable to the decrease in the value of the Canadian dollar relative to the U.S. dollar and the level of monetary accounts denominated in Canadian dollars.

In addition to the impact of the translation of our foreign currency denominated monetary balances in the three and nine months ended September 30, 2013, the unrealized foreign exchange gain/loss relates to the foreign exchange contracts we held as at September 30, 2013. From time to time we utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at September 30, 2013, we held foreign exchange forward contracts totaling approximately $22,000 which mature at various dates through to September 2014. During the nine months ended September 30, 2013, we recorded a loss of approximately $22 related to the foreign exchange forward contracts held as at September 30, 2013.

2013 Third Quarter Financial Results	9

MD&A

We cannot accurately predict foreign exchange movements and, as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three and nine months ended September 30, 2013 was $170 and $553, respectively, as compared to $161 and $1,065 for the three and nine months ended September 30, 2012. Investment income includes interest earned on deposits and short-term investments. The decrease in investment income for the nine months ended September 30, 2013, as compared to the same period last year, is primarily attributable to a decreased cash position.

Debenture financing costs and Interest expense

On January 31, 2012 we repaid in cash the remaining aggregate principal amount of the outstanding debentures issued in 2011 to support our bid to acquire MOSAID Technologies Incorporated and the accrued and unpaid interest and consequently there are no further expenses or costs related to these debentures.

Provision for (recovery of) income taxes

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Current income tax expense	$1,293	$1,138	$3,887	$3,060
Deferred income tax recovery	(2,629)	(493)	(8,080)	(5,278)
	$(1,336)	$645	$(4,193)	$(2,218)

Current income tax expense % of revenue	6.2%	5.3%	6.6%	4.6%

Income tax recovery for the three and nine months ended September 30, 2013 was $1,336 and $4,193, respectively as compared to an income tax expense of $645 and an income tax recovery of $2,218 for the three and nine months ended September 30, 2012, respectively. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three and nine months ended September 30, 2013 and 2012 was approximately 26.5%.

The increase in net income tax recovery for the three and nine months ended September 30, 2013 is attributable to the recognition of deferred tax assets. There is a valuation allowance of $9,577 as at September 30, 2013 (December 31, 2012 - $7,626). We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the nine months ended September 30, 2013, we recorded non-refundable investment tax credits earned of $12.

The current income tax expense for the three and nine months ended September 30, 2013 and 2012, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three and nine months ended September 30, 2013 and 2012 was 6.2% of revenue and 6.5% of revenue, respectively. The increase in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is no tax treaty relief.

2013 Third Quarter Financial Results	10

MD&A

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2013	Three months ended June 30, 2013	Three months ended March 31, 2013	Three months ended December 31, 2012

Revenues	$20,724	$19,941	$18,369	$21,183

Adjusted earnings	$(263)	$(762)	$1,301	$7,036

Adjusted earnings per share
Basic	$(0.00)	$(0.01)	$0.01	$0.06
Diluted	$(0.00)	$(0.01)	$0.01	$0.06

Net earnings (loss)	$(6,459)	$(7,632)	$(6,434)	$(2,119)

Net earnings (loss) per share
Basic	$(0.05)	$(0.06)	$(0.05)	$(0.02)
Diluted	$(0.05)	$(0.06)	$(0.05)	$(0.02)

Weighted average number of common shares
Basic	120,701,944	121,225,490	121,545,062	121,429,318
Diluted	120,701,944	121,225,490	122,166,911	122,417,211

Thousands of U.S. dollars except per share amounts	Three months ended September 30, 2012	Three months ended June 30, 2012	Three months ended March 31, 2012	Three months ended December 31, 2011

Revenues	$21,293	$20,791	$24,693	$24,224

Adjusted earnings	$9,260	$10,069	$15,397	$17,761

Adjusted earnings per share
Basic	$0.08	$0.08	$0.13	$0.14
Diluted	$0.08	$0.08	$0.13	$0.14

Net earnings (loss)	$2,159	$(149)	$(14,411)	$(5,618)

Net earnings (loss) per share
Basic	$0.02	$0.00	$(0.12)	$(0.05)
Diluted	$0.02	$0.00	$(0.12)	$(0.05)

Weighted average number of common shares
Basic	121,225,795	121,338,319	121,816,678	123,581,452
Diluted	122,086,343	122,505,346	123,086,211	125,216,782

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF, which we urge readers to review, and, include the following:

•	competitive conditions in our industry, including strategic initiatives by us, our licensees or their competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

2013 Third Quarter Financial Results	11

MD&A

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $142,267 at September 30, 2013, representing a decrease of $34,596 from the $176,863 held at December 31, 2012. The decrease is primarily attributable to $10,970 cash utilized in operations, the payment of dividends totaling $13,949, the repurchase of common shares totaling $5,846, fixed asset acquisitions totaling $1,608, and patent and other intangible acquisitions totaling $3,702.

At September 30, 2013 we had working capital of $105,561, long-term success fee obligation of $8,011 and patent and licensing rights finance obligations of $34,092 relating to deferred payment terms on patents we acquired during the three months ended March 31, 2011 as well as patent and licensing rights we acquired during the nine months ended September 30, 2013.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three and nine months ended September 30, 2013, we had no borrowings under this facility.

On March 7, 2013, we received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange. Under the NCIB, we are permitted to purchase up to 11,846,843 common shares. The NCIB commenced on March 11, 2013 and is to be completed on March 10, 2014. We repurchased 1,392,700 common shares under the NCIB during the nine months ended September 30, 2013 for a total of $5,846.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

2013 Third Quarter Financial Results	12

MD&A

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at September 30, 2013, there were 120,238,916 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at September 30, 2013, 12,023,892 common shares combined. As at September 30, 2013, we had 10,323,468 options outstanding and 85,765 deferred stock units outstanding.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. Our significant accounting policies are described in Note 2 of our audited financial statements and notes for the year ended December 31, 2012. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there have been no material changes in our existing critical accounting policies from the disclosures included in our audited financial statements and notes for the year ended December 31, 2012 and our Annual MD&A. Please refer to Note 2, “Basis of Presentation,” in the Notes to Condensed Unaudited Consolidated Financial Statements related to new accounting pronouncements.

Patents and Other Intangibles

We have determined that there were no indications of possible impairment during the nine months ended September 30, 2013.

Goodwill

We have determined that there were no indications of possible impairment during the nine months ended September 30, 2013.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2013, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

2013 Third Quarter Financial Results	13

MD&A

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at September 30, 2013. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of September 30, 2013, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the nine months ended September 30, 2013 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

2013 Third Quarter Financial Results	14

Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com